EXHIBIT 12

FIRST DATA CORPORATION
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended June 30,				Six months ended June 30,

	2002		2001		2002		2001

Earnings:
Income before income taxes	$404.8	(1)	$345.3	(2)	$739.0	(3)	$612.4	(2)
Interest expense	28.6		31.3		59.3		62.8
Other adjustments	12.2		12.2		24.2		24.5

Total earnings (a)	$445.6		$388.8		$822.5		$699.7

Fixed charges:
Interest expense	$28.6		$31.3		$59.3		$62.8
Other adjustments	12.2		12.2		24.2		24.5

Total fixed charges (b)	$40.8		$43.5		$83.5		$87.3

Ratio of earnings to fixed charges (a/b)	10.92		8.94		9.85		8.01

(1)	Includes restructuring, litigation and net impairment charges totaling $28.0 million. The pro forma ratio of earnings to fixed charges without these charges would have been 11.61.
(2)	Includes restructuring, business divestitures, impairment charges and other net benefits totaling $5.7 million. The pro forma ratio of earnings to fixed charges without this benefit would have been 8.81 and 7.95 for the quarter and six months ended June 30, 2001, respectively.
(3)	Includes restructuring, litigation and impairment charges totaling $40.9 million. The pro forma ratio of earnings to fixed charges without these charges would have been 10.34.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.